Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building, No. 519 Machang Road
Pearl River New City, Guangzhou, People’s Republic of China 510627

March 15, 2012

VIA EDGAR
Mr. Ethan Horowitz, Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Tanke Biosciences Corporation Form 8-K filed January 26, 2012 Form 8-K/A filed January 31, 2012 File No. 0-53529

Dear Mr. Horowitz:

We are in receipt of your comment letter dated February 6, 2012 and March 1, 2012 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 8-K/A filed January 31, 2012

1.
We note from the letter furnished by your former accountant, Parker Randall CF (HK) CPA Limited, that they had certain unresolved issues related to the amount of your estimated tax liability that may be due to the PRC Tax Bureau. Please file an amendment to this Form 8-K to 1) describe this disagreement, 2) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter  of this disagreement with the former accountant, and 3) state whether you have authorized the former accountant to respond fully to the inquiries of the successor authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of this disagreement and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to Item 304(a)(1)(iv) of Regulation S-K.

Response:	We have revised the Form 8-K to include the following:

While there were no disagreements with Parker Randall as described in the foregoing paragraph, at the conclusion of Parker Randall’s engagement, there were certain unresolved issues related to the amount of the Company’s estimated tax liability that may be due to the PRC tax bureau as referenced in Exhibit 16.1 of Amendment No. 1 to the Company’s Form 8-K/A filed January 31, 2012. Parker Randall reviewed the treatment of the tax matter after discussion with the Board and the Management for the said tax liability accrual and approved the filing of the Form 10-Q for the period ended September 30, 2011, which included an accrual and disclosure of this matter.  Furthermore, EFP Rotenberg LLP, the new auditor, is aware of the issue, and we have not placed any limitation on the communication Parker Randall is authorized to have with EFP Rotenberg LLP.

2.
Please file a letter from your former independent accountant as an Exhibit 16 to your amended Form 8-K. This letter should reflect their agreement or disagreement with the disclosure in your amended filing. Refer to Item 304(a)(3) of the Regulation S-K.

Response:	We have filed a letter from our former independent account as Exhibit 16.1 to this amendment.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tanke Biosciences Corporation

By:  /s/ Guixiong Qiu
Name: Guixiong Qiu
Title: Chief Executive Officer